Exhibit 99.2
Dell Inc.
Fiscal Year 2011 Second Quarter
Earnings Conference Call
August 19, 2010
3:45 p.m. CT

Operator:	Good afternoon and welcome to the Dell Inc. second quarter fiscal year 2011 earnings conference call. I’d like to inform all participants that this call is being recorded at the request of Dell. This broadcast is the copyrighted property of Dell Inc. Any rebroadcast of this information in whole or part without the prior written permission of Dell Inc. is prohibited.
As a reminder, Dell is also simulcasting this presentation with slides that www.dell.com/investor. Later we will conduct a question and answer session. If you have a question, simply press star, then one on your telephone keypad at any time during the presentation.
I’d like to turn the call over to Rob Williams, head of investor relations. Mr. Williams, you may begin.

Rob Williams:	Thank you.
With me today are Michael Dell, Brian Gladden and Steve Schuckenbrock, head of our large enterprise business. Brian and Steve will review our second quarter results. Then Michael will follow with some brief comments.
We posted our web deck on dell.com, and we released a VLog on DellShares. I encourage you to review these materials for additional perspectives.
Some of our upcoming investor relations activities include the Citi Technology Conference on September 8th and the Deutsche Bank conference on September 15th.
Next I’d like to remind you that all statements made during this call that relate to future results and events are forward-looking statements that are based on current

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expectations. Actual results and events could differ materially from those projected in the forward-looking statements.
Because of the number of risks and uncertainties which I discussed in our annual and quarterly SEC filings and in the cautionary statements contained in our press release and on our Web site, we assume no obligation to update our forward-looking statements.
Please note that on today’s call we will be referring to non-GAAP financial members, including non-GAAP gross margin, operating expenses, operating income, net income and earnings per share. Historical non-GAAP financial measures are reconciled to the most directly comparable GAAP measures in the slide presentation posted on the investor relations portion of our Web site at dell.com and our 8-K filed today, which we encourage you to review.
Please note that unless otherwise mentioned, all growth percentages refer to year-over-year progress.
Now I’ll turn it over to Brian.

Brian Gladden:	Thanks, Rob.
We had another solid quarter when you look at our revenue growth, operating income growth, and our strong cash flow generation. The key to our results continues to be strong global commercial demand, especially in servers and networking, storage and services. These revenues were up 43 percent to $4.3 billion with strength across the board and also aided by the integration of Perot.
We had another strong quarter in emerging countries as well, with 52 percent growth in our BRIC countries. While we had solid performance at the operating income line, we continue to see challenging dynamics in our supply chain costs, which pressured our gross margins and consumer profitability.

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We continue to have confidence that we’ll improve gross margins in the second half, as we see a better cost component environment and we execute operational improvements in our consumer business.
Given our enterprise focus, today we’ve asked Steve Schuckenbrock to share his view on the progress in our large enterprise business as well as the overall trends in enterprise solutions. But first, let’s look at the second quarter P&L and key performance metrics, which are provided on pages five and six of the web deck.
Revenue in the second quarter was $15.5 billion, up 22 percent year-over-year and 4 percent sequentially. This is slightly above our typical historical seasonality, as we saw better demand in all the commercial businesses than the typical second quarter.
On a GAAP basis, operating income was $745 million, or 4.8 percent of revenue, and EPS was 28 cents, which is up 17 percent year-over-year. On the rest of this call, I’ll refer to non-GAAP financial measures.
Operating income grew nine percent to $872 million, or 5.6 percent of revenue. Consistent with our views from the first quarter call and the analyst meeting, we saw improved client product demand from commercial customers and sequential commodity component inflation. These dynamics resulted in a sequential gross margin decline of about 40 basis points.
Given this margin pressure, we managed op-ex to 11.6 percent of revenue while still making key investments in enterprise solutions, R&D and sales-related resources.
Our financing and other expenses were $49 million, which is down modestly versus the prior quarter. We continue to expect F&O to trend in the 50 million-dollar-plus range.
Our tax rate was 23.6 percent, reflects some discrete items along with increased profits in lower tax jurisdictions. For the year we expect our tax rate to be in the 25 to 26 percent range, which is slightly lower than our previous outlook.
Net income was up nine percent to 629 million, while EPS increased 10 percent year-over-year to 32 cents per share. We generated $1.3 billion in cash flow from

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operations. In addition, we delivered $1.4 billion in free cash flow in the quarter and $4.4 billion of free cash flow for the last four quarters.
Our working capital performance continues to be solid. Days receivable were up three days, along with a one-day increase in inventory, offset by a four-day improvement in days payable, with our overall cash conversion cycle flat at negative 36 days. We expect our cash conversion cycle to remain in the negative mid-30s throughout the year.
We ended the quarter with $13.1 billion in cash and investments. During the quarter we again repurchased shares worth $200 million and expect to maintain a modest buyback program for the rest of the year. As part of our ongoing efforts to optimize our capital structure and manage our U.S. liquidity, we’re also monitoring the credit markets for potentially favorable entry points.
Turning to our global business unit performance, our combined commercial businesses grew revenue 28 percent to $12.7 billion with Op Inc up 22 percent. Strong demand trends continue within commercial. Steve will talk more to the large enterprise business along with our overall enterprise results in a moment.
Our Public business revenue was up 21 percent to $4.6 billion, benefiting from the Perot integration year-over-year. We saw strength in the Healthcare space with initiatives like our medical archiving solution, while State and Local Government revenue was relatively flat. Operating income was down four percent to $369 million, but remains a healthy 8 percent of revenue. Server and networking was up 12 percent in the quarter.
Our Small and Medium business had a very strong quarter. Revenue was up 25 percent to $3.5 billion, and operating income grew 32 percent to $323 million, or 9.1 percent of revenue. Our server, storage and client businesses all delivered double-digit growth in the quarter as a result of improving demand and solid execution across the business.
Our Consumer business revenue was flat at $2.9 billion and generated a $21 million operating income loss. As we discussed at our recent analyst day meetings, we’re confident we can improve our consumer business operating margins to the two percent

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level in the near term. We’ve been repositioning the business, which involves targeting our efforts to the right geographies, products and customer sub-segments. We have a solid product portfolio lining up for the holidays, and we’re making progress in simplifying our product portfolio, on increasing our ocean shipments, and in growing our fast-track capabilities. And we do have line of sight to additional G&A savings that will help the business.
Regionally, we saw revenue growth across all regions. APJ delivered 38 percent growth, while the Americas and EMEA were up 17 percent and 24 percent, respectively.
I wanted to briefly cover some other key product highlights before I turn it over to Steve to talk about enterprise. The corporate refresh cycle is continuing, and we’ve seen commercial client revenue growth of 14 percent and 25 percent over the past two quarters.
In our second quarter total revenue in mobility and desktops grew 21 percent and 17 percent, respectively. Mobility units were up 21 percent, while desktop units were up 12 percent. We saw particular strength in large enterprise and small and medium business here.
Software and peripherals remains an important business for us, growing revenues at six percent, driven by strong performance from displays and electronics and peripherals. Service and networking, storage and services accounted for 34 percent of commercial revenue in the second quarter, up from 30 percent a year ago.
Now let me turn it over to Steve Schuckenbrock to discuss some of the successes we’re seeing in enterprise solutions and the large enterprise segment.

S. Schuckenbrock:	Thanks, Brian.
At our June analyst meeting, we mentioned a number of initiatives to drive growth in our enterprise solutions business, including investments in sales and solutions resources. We’re investing in training and the acquisition of key assets to fill gaps and address customer needs. I’ll talk more about all of these in just a moment.

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However, I’d like to start with large enterprise. We had a good quarter as we saw broad-based demand across verticals and double-digit growth in all geographies. Large enterprise grew revenue 38 percent to $4.5 billion, which represents the fourth consecutive quarter of sequential growth and brings us closer to the pre-recession demand levels in fiscal 2009.
Operating income dollars were up 68 percent to $288 million, or 6.3 percent of revenue. Operating income was driven by increased scale and strong enterprise solutions growth. While we encountered some pressure from the commodity costs and an increase in client revenues, overall the performance was good.
From a business line perspective, we saw a number of positive trends. Server growth led all categories except services, with a revenue increase of 54 percent, driven by customers taking advantage of positive ROI projects, along with another strong quarter in our data center solutions business.
Storage was up 14 percent, and we had a significantly improved profitability as customers continue to adopt our EqualLogic Solutions. As Brian mentioned, we are seeing continued evidence of a corporate refresh cycle, as notebooks and desktop revenue were up 51 and 35 percent, respectively. With a significantly aged install base and a relatively low Windows 7 migration, we expect these general trends to continue well into the next few quarters.
Now let me turn to a few highlights on Dell’s overall enterprise solutions. Let me state that Dell has not been this integrated and aligned around how to drive solutions ever in its history. It is exciting to see this comprehensive approach and the thousands of employees in the company that support and execute solutions every day. And it is also important that our customers recognize us as one team. And that’s happening.
We had another strong enterprise solutions quarter. Our combined commercial server, networking, storage and services revenue grew 43 percent to $4.3 billion. In services we continue to make solid progress with respect to the integration. Commercial Dell services grew 68 percent to $1.8 billion, driven by the integration of Perot.

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We are on track for our cost synergies and sales targets, and industry demand conditions are improving as customers gain greater visibility into their businesses.
The outsourcing pipeline is expanding, which should position us well for the second half of the year. In addition, we benefited from a stronger discretionary environment during the first half, as project revenue grew double digits during the quarter.
In servers, revenue grew 35 percent, fueled by the strength in blades with the growth of 35 percent, as well as our Data Center Solutions business. Dell now powers 21 of the top 25 most heavily trafficked websites in the world. As a whole, our storage revenue was up 13 percent to 624 million.
More importantly, our storage product mix continues to drive improved operating margins. EqualLogic and PowerVault had revenue growth up 63 percent and 14 percent, respectively. We continue to see adoption of EqualLogic across a wide array of customers, small, medium and large. And EqualLogic scales very well to all of those needs.
Let me turn to acquisitions and alliances. During the quarter we announced the acquisition of Scalent and Ocarina. Scalent is a company that provides technology used in the Dell Advanced Infrastructure Manager, a key building block for Dell’s Virtual Integrated Solutions.
Ocarina is a leader in online storage optimization solutions, including compression and de-duplication and brings significant value as network utilization and storage utilization are dramatically increased.
With the addition of key IP and technology from companies like Ocarina and Exanet, we will continue to enhance our product offerings, as we seek to provide customers greater choice and value in storage and data management solutions.
In addition we continue to be pleased with the progress of our KACE integration and have seen strong growth in the early stages. We are really excited about this growing set of assets and capabilities and will continue to make targeted additions in areas such as storage, software and services.

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We are also very pleased about our plans to acquire 3PAR, which we announced earlier this week. This acquisition brings together 3PAR’s architecturally advantaged technology for the Cloud with Dell’s ability to deploy, scale and grow it.
And 3PAR fits perfectly with Dell’s commitment to open, capable and affordable solutions that deliver value and lower total cost of ownership. You might say that 3PAR represents in the fiber channel space what EqualLogic is in the iSCSI space.
Now let me turn this back over to Brian.

Brian Gladden:	Thanks, Steve.
Let’s turn to our outlook for the remainder of the year. Overall, we are pleased with our year-to-date revenue and operating income results along with the very strong cash flow generation. Our priorities remain to increase operating income through the back half of the year through aggressive enterprise solutions growth, as we continue to make targeted investments and prudently manage our costs.
As we’ve said for the past three quarters, we’re seeing a broad corporate client refresh, and we believe this solid demand will extend through the next several quarters. We’re well positioned to benefit from this growth, as our commercial businesses make up 81 percent of our revenue.
For our third quarter we expect the typical seasonal improvements from our federal government and commercial businesses. Overall, we expect to see a pick-up in the low single digits in the third quarter.
Component pricing is improving, and we expect to see a return to modest cost reductions in the third and fourth quarters. Currency volatility is also a concern, though our hedge programs do provide stability for us.
As you see in our second quarter results, we continue to manage OpEx in a disciplined way, with lower spending in G&A and in our client business. We also are seeing some of the impacts from the consolidation of our Consumer and SMB businesses.

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Despite the impressive OpEx performance for the quarter, we do expect OpEx to trend upward and expect gross margins to increase as we’ll manage operating income and those dynamics, while we make the right enterprise and sales investments for the company.
Finally, with the solid commercial demand and improving commodity price environment we’re seeing, we expect revenue growth for the year to be in the 14 to 19 percent range. We also are confident that our operating income growth will be in the 18 to 23 percent growth range.
With that, I’ll turn it over to Michael.

Michael Dell:	Thanks, Brian.
Our progress in the first half shows that we’re executing to a clear and consistent strategy. Demand trends continue to be favorable with our stronger weighting towards commercial. In the client business we’re seeing the corporate refresh cycle continue, as both notebooks and desktops demonstrated strong revenue and unit growth.
According to IDC, approximately 65 percent of enterprises have already begun or will begin their migration to Windows 7 within the next six months, and 89 percent of companies have definitive plans to begin their migration to Windows 7 within a 24-month period.
I am also very encouraged by the progress in our enterprise business. Customers are increasingly choosing Dell servers, which grew 35 percent in Q2. Today 2 out of every 5 in the United States and 1 out of every 3 servers sold worldwide are Dell.
We feel great about the progress we’re making also with blade and cloud revenues. In storage EqualLogic continues to gain momentum and experience wider adoption, delivering over $1 billion in revenue since the acquisition and about $800 million this year. And we’re continuing to build our enterprise portfolio with our planned addition of 3PAR.

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Overall, we feel good about this demand environment and the evolution of our enterprise business and the expansion of our IP portfolio in the data center.
Now we’ll turn it back over to Rob.

Rob Williams:	Thanks, Michael.
Just a quick reminder to please limit your questions to one, with one follow-up.
Casey, can we have the first question?

Operator:	Ladies and gentlemen, we will now begin the question and answer portion of today’s call. If you have a question, please press star one on your telephone keypad. You will be announced prior to asking your question. If you would like to withdraw your question, press the pound key.
And we do have a question from Brian Alexander with Raymond James.

Raymond James:	OK. Thanks.
Could you guys comment how much of the sequential decline in gross margin was related to the consumer business? And related to that, I think your consumer business lost more money this quarter than any quarter since you began reporting it separately, so could you explain in more detail the profit performance there in consumer and what surprised you in the quarter?
Brian, I think you mentioned supply chain cost pressures. So what specifically gives you confidence that this business will generate 1 to 2 percent operating margins in the near term? Is it component costs becoming more favorable as its specific initiatives to drive profitability? Which ones are important and which ones are you accelerating? Thanks.

Brian Gladden:	Yes, Brian. You know, component costs clearly were the biggest pressure on gross margins during the quarter. That affected the entire business, commercial as well as

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consumer. Consumer margins within the consumer business, you know, I would say weren’t necessarily down.
And, frankly, as we laid out at the analyst meeting, we’ve got some pretty dramatic and significant actions under way to improve profitability in the business, especially in the retail business. And I would tell you that we’ve seen some progress there, though, as you mentioned and P&L shows, it’s not quite evident yet.
I would say for consumer we did see some demand weakening during the quarter, during the latter part of the quarter. But I would also remind you that the consumer business, the consumer industry, has been very strong for more than two years, and we’ve grown faster than the market during that period of time.
I also remind you that consumer is 19 percent of the business, so we’ll continue to watch that demand. But, we would say we’re still committed to driving to a two percent operating income target as we look out over the next couple of quarters.

Raymond James:	OK. Thanks.

Operator:	Our next question will come from Keith Bachman with Bank of Montreal.

Keith Bachman:	Hi. Thank you.
Steve, I wanted to ask you about Large Enterprise. And the dollars were up. The operating margin performance slipped a little bit, and I just wanted to see if you could bifurcate. You mentioned component costs as well as mix. Could you just give us a little more color and how you think that trend unfolds as we look out over the next quarter or so? Thank you.

S. Schuckenbrock:	Yes, thanks for the question. Clearly, we’re quite happy with the year-on-year progress on op-inc and the improvement of 110 basis points. And if you look at a q-on-q basis, we saw an accelerated client refresh under way with our customers. And Michael referenced that in his comments as well.

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When you combine that and the margin rate associated with the client business relative to the rest of our business, it certainly puts some pressure on the gross margin line.
We have very specific plans in place, especially now that we have the E-1 to E-2 transition in the laptop under our belts, for how we can get the client margins back up. And we feel very confident in our ability to execute that in the coming quarters.

Operator:	Our next question will come from Richard Gardner with Citigroup.

Richard Gardner:	OK. Thanks.
I was just hoping to flesh out the component pricing and availability environment as we go into the third quarter. I think, Brian, you mentioned modest component price declines, but it seems like the declines here lately have been pretty dramatic, so just wanted to clarify your thoughts on that and also talk about whether you did strategic buys during the July quarter and whether there’s an issue where you might have some components that were bought at higher prices. Thank you.

Brian Gladden:	Yes, Richard. We saw, as we were together in June, that was sort of the very early end — very start of seeing some of these declines. We did do some strategic buys. Did you see our inventory balance in the quarter? We put some more strategic inventory on the books.
And, I think we are starting to see more dramatic declines. I do have some concern in some cases that there’ll be some capacity that comes out and those prices will stabilize in the short-term or in the medium-term. So we continue to watch it.
I think we did not feel a lot of the benefit in the P&L of the second quarter of declines at all in the second half of the quarter. We do expect to see some of that as we move into the third. And we’ll watch it.
I think it’s across the board — memory, LCDs, R-disks, we’re seeing prices come down. But I think it remains to be seen how that plays out beyond the September timeframe.

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Operator:	Our next question will come from Toni Sacconaghi with Sanford Bernstein.

Toni Sacconaghi:	A question and one follow-up.

First, in terms of your looking forward beyond this quarter, your fiscal Q4 hasn’t really exhibited a normal seasonality over the last five or six years. Can you help us understand how you’re thinking about that? If we assume even flat for Q4, you’re going to be close to the high end of your revenue guidance range, probably somewhere around 18 percent.

So, (a) how do we think of seasonality for Q4? What is kind of normal? And we can calibrate against that. And then secondly, why shouldn’t we be looking at the high end of your revenue guidance at this point? Is there anything you’re anxious about?

And I have a follow-up, please.

Brian Gladden:	Yes, Toni. And I think it’s a very good question, there is, as I called out in my comments and in the answer to the first question, you know, I think there is some -we’re watching the consumer demand.

And as you look at our historical fourth-quarter performance, it would typically be driven by a pretty dramatic increase in the consumer business around the holidays. And I think that’s the biggest question we have right now as we look at the second half of the year, how that might play out, so I would hesitate to call that.

I would suggest that if we saw typical seasonality, we would see a sequential pick-up driven by consumer, and your conclusion is probably right, but again, a little bit of hesitancy, just given what we’ve just recently seen with consumer demand. So we’ll continue to watch that.

Operator:	Our next question will come from Stephen Fox with the CLSA.

Stephen Fox:	Hi. Good afternoon. Can you just expand a little bit on what you’re seeing from the public sector standpoint? They’re obviously still concerned about state and local and

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national government spending. Have you ever seen anything to discourage or encourage spending heading into the new budget season?

Brian Gladden:	Well, we just experienced the year-end of the state and local budgets, and generally on a year-over-year basis, they were relatively flat. But that was about what we expected.

We continue to see going into the third quarter, which obviously is the big federal budget period for us, we expect to see a relatively good federal business. And as we look at the pipeline today and the order rates that we’ve seen, so far we haven’t seen anything that isn’t consistent with it at this point.

Stephen Fox:	OK.

Operator:	Our next question will come from Maynard Um with UBS.

Maynard Um:	Hi. Thank you. Can you, given kind of concern over the consumer, can you just talk about back-to-school? It seems like we’re off to a little bit of a slow start. I’m wondering if that’s in line with expectations. How should we just think about back-to-school maybe over the next few weeks?

And then are inventory levels at levels where it could impact tell-in for the holiday season, meaning inventory levels at the retail channels? Thanks.

Brian Gladden:	I think what we’re seeing is consistent with what you’re hearing from others in terms of back-to-school being a little bit weaker than it would’ve expected. And, as we’re heading towards the end of that period, it’s mostly done.

And as we think about inventory of the system, our business model generally is pretty light on that in terms of our model serving the customers. So, it’s not necessarily an issue for us.

But our inventory balance is up, and there are investments we’ve made in strategic inventory. As we’ve moved to ODM and as we’ve talked about, we are putting more material into the system, into the supply chain, and some of that’s on the water, in

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terms of a transportation model, that allows us to get some costs down and be competitive.

So, there would be more inventory in the system for us than there otherwise typically historically would, but I don’t see it having any impact in terms of our market behavior or how we price at the marketplace. It’s not that significant.

Operator:	Our next question will come from Katy Huberty with Morgan Stanley.

Katy Huberty:	Brian, just to tie together some of the prior questions, how much of a stretch is it to expect that you could get back towards an 18 percent gross margin in the back half of the year, just given the direction of component costs and the cyclical and seasonal strength you’re seeing in the higher-margin segments right now?

Brian Gladden:	Yes, I think there’s a bunch of competing elements that drive the margin rate as you think about it. There is very strong demand in the enterprise side of the business. That helps, obviously.

If component prices stabilize at lower levels, which were seeing now, we should make progress in terms of gross margin improvements. I think what we showed in the quarter is that, even with pressure on the gross margin, managing the cost level OpEx in the business, we’re trying to drive operating income and operating income dollar commitments.

And that’s sort of the way we’re thinking about it, Katy. I hate to size the gross margin improvement, given the uncertainty around component prices right now.

Operator:	Our next question will come from Scott Craig from Bank of America.

Scott Craig:	Thanks. Good afternoon.

Hey, Michael, maybe you can just help us out a little bit in the storage area. You’ve obviously made a couple of big moves there with EqualLogic and now with 3PAR, but you also have a big EMC business reselling, so how do you foresee the relationship

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there playing out? And are you interested in adding some more, let’s call it, competing lines with EMC over longer term? Thanks.

Michael Dell:	Sure. If you look at the changes in the storage business, I think one of the most remarkable ones is the increase in gross margin dollars in this business. And certainly, that comes from having more and more of our own IP.

We’ve had a great success with EqualLogic. The EMC relationship continues. And as we pointed out earlier this week, about 80 percent of the Dell EMC relationship fits into the lower end Clarion CX120 product, the AX product, the NAS products and data domain which are really products that we today do not have similar offerings for.

And so there’s a strong relationship there that I think will continue for some time. Certainly there’ll be places where we choose to partner and places where we choose to compete but we also see, with this proposed 3PAR acquisition, great opportunity to grow the high-end of our storage portfolio and continue to make this rapidly growing part of Dell’s overall business.

Operator:	Our next question will come from Jason Maynard with Wells Fargo.

Jason Maynard:	Hi, I just wanted to follow up on the back-to-school comment and maybe a little hesitancy around Q4 consumer. And, just to get your take on the impact that you think either the iPad is having on that outlook and then the potential for a lot of Android based tablets coming into the market and you know, it looks like the tablet category in general is going to be taking a bigger share so how does that sort of weigh into your positioning and your thoughts on the end of the year?

Brian Gladden:	Yes, Michael, do you want to take that one on the tablet?

Michael Dell:	Yes, I think it’s a question of how many tablets do you think will be sold. If the PC market is 380 million units and the tablet market is, take a guess, I’m not sure that’s a huge percentage this year. Certainly there is a lot of excitement around Android and we’re participating in that. Lots of folks are working on tablet and touch type solutions. I think next year you’ll see a lot more of them.

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Operator:	Our next question will come from Jayson Noland from Robert Baird.

Jayson Noland:	Great, thank you. Steve, a question for you regarding integration within M&A. Is there a risk of marginalizing some of these unique assets or maybe a risk of overwhelming your sales force?

S. Schuckenbrock:	I think the best thing we can do is point to our past and look a little bit at EqualLogic, which has become a significant multiple of what it was when we bought it. Brian, I’ll defer to you in terms of the numbers.
The thing that we’re doing relative to this with Dave Johnson’s leadership is really putting a world class team up against every one of these acquisitions and assuring that every aspect of integration that needs to be contemplated is getting done and it gets the highest possible priority in the business.
From a sales force standpoint, I can tell you that the fact that our intention to acquire 3PAR actually resonates exceptionally well with our sales force. One, as you’ve seen with our server numbers, more and more we’re right in the heart of the data center. And number two is that the value proposition from 3PAR has an awful lot of analog to the value proposition with our EqualLogic in manageability and thin-provisioning in terms of all of those type characteristics, the ease of installation and management of that platform is phenomenal.
And so, the value proposition will resonate well. Our challenge is to scale and so we will clearly be scaling our specialist capability in the storage space to represent not only our intended acquisition of 3PAR, but the continued growth of our EMC business and the mid-range that Michael referenced and the significant—continuing the significant growth we’ve seen around PowerVault and EqualLogic.
And so I’m quite confident and when you look at the software acquisitions we’ve made with Ocarina, with Scalent, and with Exanet, those fit beautifully inside that strategy. So we happen to have a couple thousand of our sales folks in town this week for training and I can tell you that the energy and enthusiasm couldn’t be any better.

Operator:	Our next question will come from Ben Reitzes with Barclays Capital.

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Ben Reitzes:	Yes, thanks a lot. Michael, question for you. Can you talk about what you thought of the Intel-McAfee deal? Does it impact who you may buy in the future and your strategy? Are you excited about that deal? Does that add value to you and what do you think it means about consolidation and the space? Thanks.

Michael Dell:	Hi, Ben. I think it might be a little too early to try to speculate on those questions. Certainly you know McAfee is a company we work with closely and don’t really have any thoughts for you at this stage. I’d like to understand it a little more and we’ll get back to you at the appropriate time.

Operator:	Our next question will come from Chris Whitmore with Deutsche Bank.

Chris Whitmore:	Thanks very much. I wanted to get your views around the competitive environment. How do you expect competitors to respond to weaker consumer demand and dropping commodity prices? Do you expect pricing to get more aggressive as we move forward to try and stimulate units, what’s your view there?

Brian Gladden:	Chris, you know I think it will vary by market and as you look at what we’ve seen over the last six or eight months, we’ve seen firmer pricing and, as you look at the individual products in the client world, prices have been generally pretty stable as compared to last year.

As we look at component prices moving, clearly that could be a catalyst in terms of overall market pricing but I think we’ll have to see how it plays out in terms of how component prices move and that will be the bigger driver.

Operator:	Our next question will come from Lou Miscioscia from Collins Stewart.

Lou Miscioscia:	Ok, just to tailgate a little bit off of that question. Brian, at the analyst’s meeting, you talked about three headwinds, if I got it right, components, FX, and mix. Obviously we saw some of them play out. Is the main one now still components and where that’s going to go? And, did mention on the call that you thought that you’d recover some of the gross marginal line? Most of us are modeling 17.7 or 17.8 percent gross margin. Do you think we’re going to get there next quarter?

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FY11 Q2 Earnings Call
08-19-10, 3:45 p.m. CT

Brian Gladden:	I think, components—it depends on what you’re looking at. If you look year-over-year, components still continue to be pretty dramatic headwind. If you look sequentially we’ll probably see some relief and, as we said, some modest improvement in terms of component pricing. There’s still pressure from an FX standpoint of the business. As you look at where the Euro is versus hedges that we’ve had over the last couple of quarters and that’s something that the teams are very, very focused on in the marketplace to try and recover.

I think with component prices moving down to the extent that they can continue to moderate or soften a bit, that should be the catalyst that allows margin rates to move back up. And, you know, we’ll manage that throughout the year and as we showed in this quarter, I think we’ll look at the cost line as well in terms of trying to manage operating income commitments.

Operator:	Our next question will come from Abhey Lamba from ISI Group.

Abhey Lamba:	Yes thanks. Do you need consumer spending to get better in Q4 to be much better than you’re currently making in your guidance, to get to your one to two percent goal or do you have enough leverage on the cost to get you there when the demand doesn’t come through? Thank you.

Brian Gladden:	Well, I think we’re working multiple plans and obviously have efforts going across the business, most of it focused on our mix of business, where we play in a consumer business. We have some new products launching in the second half of the year for the holiday season which we feel very, very good about. We have continued activities that help us improve supply chain costs, component costs should also help.

So most of those would be really demand independent and would help us to improve the profitability in that business and we’ll continue to manage OpEx as well, so we’re trying to build a plan that gets us there in any environment and we’ll continue to watch that demand environment.

Operator:	Our next question will come from Aaron Rakers from Stifel, Nicolaus.

Dell Inc
FY11 Q2 Earnings Call
08-19-10, 3:45 p.m. CT

Aaron Rakers:	Yes thanks for taking a question. I want to talk a little bit about the server side of the business. Looks like you guys had a pretty healthy revenue growth number. I think you also disclosed that you grew units by about roughly 15 percent year-over-year in the quarter.

The question is that if I compare that to what the third party research firm had estimated at kind of a mid 30 percent growth rate, it seems like there’s a little bit of a disconnect with those estimates relative to what you reported, so can you talk about that? Is that reflective of any slowing that you saw maybe in July and then maybe on the heels of that, where you think we stand currently in the server refresh cycle in total?

Brian Gladden:	Yes and Aaron, just to clarify, the server business for us was up 35 percent year-over-year in the quarter so we think that was pretty strong performance and I think the IDC data would say that we actually gained share in servers in the second quarter. And now I’ll let Steve make a couple comments.

S. Schuckenbrock:	Yes, I would say that while the granular IDC data is not out yet, all indications are we outgrew the market pretty well and we’re pretty happy with what we’ve done, up 35 percent. That strength was seen across all of our commercial businesses; all three businesses were up double digits in the server space and that’s with a healthy DCS, or our Data Center Solutions business. But actually our Data Center Solutions business, it was not as strong as it was in the first quarter.

So you’re seeing this on the back of our general purpose servers and on the strength of our overall product lineup.

Michael Dell:	I think there’s another trend that’s going on also. You talked about where we are in the cycle. I think that certainly the virtualization wave is still well in bloom and there’s a lot of that activity. We’re also seeing a continued migration of what I would call networking related activities, moving into the server domain.

You see this in a couple of forms. One is the specialized networking companies moving on to an x86 platform that’s relevant because of Dell’s OEM business with those

Dell Inc
FY11 Q2 Earnings Call
08-19-10, 3:45 p.m. CT

companies. But at the same time you see those companies creating a virtual version of their application which is easily put into a large complex of Dell servers, in the form of one of our large blades or other architectures so we think the server space is going to continue to be one of rapid growth.

Operator:	Our next question will come from Ananda Baruah from Brean Murray.

Ananda Baruah:	Hey thanks guys for taking the question. Just wanted to get a clarification on the comments you made earlier about expectations from improving the IT outsourcing business. Just wanted to get your thoughts on how you see that business unfolding second half of the year maybe into next year and maybe a little texture on what you’ve actually seen changes moving through the first half of the year.

S. Schuckenbrock:	Well, I think the integration with Perot could not be going better. The teams are very, very well aligned in the field. I think the customers have received this as a component of Dell’s business very, very well. We closed a number of good deals. We’ve got a very healthy pipeline as we look to the second half of the year.

You know we are not trying to hurry these signings into the current quarter. We’re taking the signings as they come and in fact as we start the third quarter we’re already off to a very healthy start.

And so when I look at the outsourcing business over all, I think demand is pretty strong. I think Dell has the opportunity to capitalize maybe a little better than some of the others because there is a fair amount of white space for us in certain geographies, in APJ specifically, and across our entire commercial business. And for large enterprise, I’m certainly seeing that with the pipeline that is now a billion dollars between now and the end of the year.

Operator:	Our next question will come from Amit Daryanani from RBC Capital Markets.

Amit Daryanani:	Thanks. Steve, Michael, just a question, assuming component costs continue to ease up in the back half, would your perspective in that environment be to actually use those savings and pick up market share or would you flow that through the bottom

Dell Inc
FY11 Q2 Earnings Call
08-19-10, 3:45 p.m. CT

line? I’m just trying to understand what are you more focused on the back half, is it market share or is it more leverage on the bottom line?

Brian Gladden:	Yes, we shared a view at the analyst meeting of our priorities and how we think about the company and I would say that hasn’t changed. The incentives and the comp plans in the company are all aligned around growing operating income. And so, it’s not about market share, it’s about profit share and that’s what you’d see that we’re doing right now and the second half of the year that would be true too.

Rob Williams:	I think you’ll see our operating income grow faster than revenues for the entire year.

Operator:	Our next question will come from Mark Moskowitz from J.P. Morgan.

Mark Moskowitz:	Thank you, good afternoon. Just wanted to follow up on that if I could, just trying to understand the flexes in the model now versus say maybe five years ago. Are there certain components now in terms of ocean freight, more channel protection, marketing dollars being thrown to the channel partners that maybe limit the upside potential, just given the switch from the build-to-order to build-to-forecast model going forward?

Brian Gladden:	Well, I think if you were to look at the business versus five years ago, clearly there’s less margin to work with on the client side of the business. That’s for sure. I do think, in terms of opportunity, as you think about the volume leverage in the business, we continue to look for strong commercial demand driving the overall business.

And as you look at the second half of the year, that’s the dynamic we would expect to see and you will see leverage at the P&L’s as a result of that. And I think that’s the overriding dynamic in the company.

Operator:	Our next question will come from Bill Fearnley from Janney Montgomery.

Bill Fearnley:	Thanks question for Brian, if I could, on the up-sell. How’s it working and how is it affecting your gross margin? And have you changed the sales and incentive plan to reinforce or incent that behavior? And then any additional color on products or

Dell Inc
FY11 Q2 Earnings Call
08-19-10, 3:45 p.m. CT

services that you’re having specific success with on the up-sell would be helpful? Thanks.

Brian Gladden:	I take it you mean services up-sell and I’ll comment then let Steve talk about it. We’ve seen continued improvement in attach rates on services in the business.

And if you go back, look at it on a year over year basis, our attach rate in the quarter was 35 percent. A year ago it was 30 percent. So we continue to have success in attaching services and up selling across the business and that’s an important driver in the P&L obviously for us.

S. Schuckenbrock:	Yes, I would just comment that the attached rate of ProSupport is quite strong, and Brian just referenced the numbers on that. The other things that I would focus you on are CFI or our ability to customize the software load that goes onto the hardware in our factories.

That business has been terrific. And I, just as an example, reviewed that piece of the business in APJ where it’s well over 50 percent on a year on year basis and that drives terrific short term margin and it really is a very sticky set of services for our customers.

Operator:	Our next question will come from Nehal Chokshi from Technology Insights.

Nehal Chokshi:	Thanks, guys. Actually, following up on that comment that you expect operating to grow faster than the revenue on a year-over-year basis. It would probably be a lot more comforting if you could say that’s on a sequential basis, any color that you can provide there?

Brian Gladden:	If you look at second quarter results, we did see four percent sequential revenue growth and six percent sequential operating income growth. And, without getting into specifics on the second half of the year, our call for the total year stands. And, I think you would see nice leverage as well in the second half of the year, as we’ve seen in the first half.

Dell Inc
FY11 Q2 Earnings Call
08-19-10, 3:45 p.m. CT

If you look at the first half of the year, we did see leverage in the business. Especially when you look in the second quarter, for instance, if you adjust results from prior year — last year, if you recall, we called out a one-time vendor transaction which represented about a 69 million dollar benefit for us.

If you adjust for that from last year, we see in the first half of the year, operating income growing at 24 percent while revenue has grown at 21 percent year to date. So you are seeing leverage and that’s the overall outlook we’ve called for the entire year, is pretty consistent with that.

Operator:	Our next question will come from Andy Hargreaves from Pacific Press.

Andy Hargreaves:	Hey just wanted to go back to storage and I apologize if I’m missing something obvious. But EqualLogic is doing really well but the total storage business at least on a trailing 12 month basis is down over the last couple of years.

So can you just talk about the dynamic there and you know are we expecting any cannibalization with the, with the 3PAR acquisition.

S. Schuckenbrock:	No, let me explain — about a year ago we really changed the focus in our storage business from being a pure reseller to being a real storage business that brings not only our own IP but IP from our partner EMC through an OEM lens as opposed to just as a pure reseller.

And so that’s impacted the revenue line but what you’re seeing is a significant increase in the overall margin execution in our business. And so what you’re seeing on a year over year basis from a growth standpoint is Symm is now getting out of the number entirely but it’s still overlapping with the Symm business last year.

Michael Dell:	Yes, just to put it in a little context, the gross margin dollars in storage are up on a year-over-year basis almost as much as the EqualLogic revenues were up.

Operator:	Our next question will come from Rob Cihra from Caris & Company.

Dell Inc
FY11 Q2 Earnings Call
08-19-10, 3:45 p.m. CT

Rob Cihra:	Hi, thank you very much. I wondered if you can just say from a macro standpoint you’ve got four quarters now in a row of sequential growth in large enterprise. I’m just curious of two things; one is how much of that do you think is Windows 7 refresh versus just a macro GDP corporate profitability improvement?

And then, taking that further, is that something that you think is peaking soon or are we early in that? If you could ballpark, you said now in the release that it’s well underway, but I don’t know, I’m sure you won’t say, but if you had to pick an inning which would you pick? Thanks.

S. Schuckenbrock:	I’m not sure I know how to pick the inning but I can tell you that when we look at this business, we are in the early stages of the Windows 7 deployments in the commercial space. And in large enterprise, what we’ve seen is that came a little bit faster than we might have expected.

But it’s terrific, it’s terrific demand and we are capitalizing on that demand I think quite well. When you consider more broadly where are we in this overall demand environment and what are the key drivers of it? In the client space it’s certainly Win 7 and it’s the age of the assets and the fact that replacing the assets with new technology saves companies money as it reduces maintenance costs, reduces power and cooling costs etcetera.

And if they’re deploying Win 7 anyway it gives them a great window to deploy the new technology. In the server space and in the storage space we continue to see customers driving down the total cost of ownership in the infrastructure arena.

And they are continuing to standardize on x86 servers, they’re continuing to virtualize all of their infrastructure and their consolidating their storage footprints too, better tiering of that storage and better utilization of that storage.

And all of that is behind this driving the demand. I won’t predict an inning, but I can tell you that there’s plenty of head room for savings in companies in their IT infrastructure. And I think that’s what’s fueling this.

Operator:	We’ll now take our final question from Shannon Cross with Cross Research.

Dell Inc
FY11 Q2 Earnings Call
08-19-10, 3:45 p.m. CT

Shannon Cross:	Thank you very much. I had a question then a follow up. The first question is just if you can talk geographically. You mentioned sort of linearity during the quarter for consumer things weakened but can you talk about China and some of the emerging markets as well as you’re linearity, what did you see as the quarter progressed.

Brian Gladden:	Yes, Shannon. Europe, as we said, was up 24 percent for the quarter. There was some pretty broad based strength in Europe. Germany was up 31 percent, France was up 22, U.K. was probably the weak spot up 6 percent.

And I think we would say Europe — there’s the normal slowing that you would see in the back half of the second quarter, but I wouldn’t call it unusual we didn’t see dramatic slow downs in Europe. And I would call that relatively steady.

If you look at Asia, it was driven by China. China was up for us over 50 percent. India was up over 75 percent, Japan was probably the slowest growing country at five percent growth and ANZ for us was up over 30 percent.

So, and I would say the same thing, we did not see a dramatic slowdown in APJ towards the end of the quarter. It was pretty steady throughout the quarter, and we’re expecting continued relatively strong demand there.

Shannon Cross:	OK great and this is my last question on the component side. I’m just curious if you think the declines in pricing for components are coming more from a lower demand. So basically the vendors are just ordering fewer components or if it’s more the manufacturers have actually increased capacity? So that if we do see a bounce back in terms of demand for PCs will people be able to meet it or are we going to be in another sort of shortage situation?

Brian Gladden:	Yes I think as we talked about in the first half of the year there is expected capacity in many of these commodity markets that is planned to come on in the second half of the year. I would tell you that what we’re seeing now is more driven by short term demand.

Dell Inc
FY11 Q2 Earnings Call
08-19-10, 3:45 p.m. CT

And that’s sort of what’s driving the current commodity environment that we see. That capacity is still out there I’m just not sure they’re going to — you know it depends on what happens obviously with demand as to whether or not they need that in the second half of the year.

But I think it is there so I wouldn’t be as concerned about that.

Shannon Cross:	OK thank you.

Rob Williams:	Great, well thanks everyone for joining us today. We’ll speak again with you soon.

Operator:	Ladies and gentlemen this concludes today’s conference call, we appreciate your participation, you may now disconnect.
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Special Note:
The planned tender offer described in these materials has not yet commenced. This description is not an offer to buy or the solicitation of an offer to sell securities. At the time the planned tender offer is commenced, Dell Inc. will file a tender offer statement on Schedule TO with the Securities and Exchange Commission (the “SEC”), and 3PAR Inc. will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the planned tender offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other tender offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully before making any decision to tender securities in the planned tender offer. Those materials will be made available to 3PAR Inc. ‘s stockholders at no expense to them. In addition, all of those materials (and all other tender offer documents filed with the SEC) will be made available at no charge on the SEC’s website: www.sec.qov.